October 19, 2010

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Watson Pharmaceuticals, Inc. Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010 File No. 001-13305

Dear Mr. Rosenberg:

The following is in response to your Form 10-Q Comment Letter to us dated October 5, 2010. For your convenience, the Staff’s comments precede our response.

FORM 10-Q for Quarter Ended March 31, 2010

Note 1 – General, page 4
Revenue and Provision for Sales Returns and Allowances, page 5

1.	You disclose in the notes to your Form 10-K for the year ended December 31, 2009 a table that summarizes the activity in each of the major categories of your sales returns and allowances. We note on page 6 of your Form 10-Q for the first quarter 2010 provides a brief narrative of the total reserve balance at each balance sheet date but does not include the rollforward and your Form 10-Q for the second quarter 2010 does not include the rollforward of your sales returns and allowance nor does it include a narrative of the total reserve balances. Please provide us revised disclosure to include a rollforward and analysis of your sales returns and allowances similar to the format presented in you Form 10-K for the year ended December 31, 2009. Your revised disclosure should also include the following:

•	a narrative discussion of any significant movements in the reserves for the six month period ending June 30, 2010 and how this activity impacted reported revenues, gross margins, earnings and operating cash flows. Your analysis should also include, but not be limited to, why sales related allowances decreased to 42% of gross accounts receivable at March 31, 2010 from 44% at December 31, 2009 and 47% at March 31, 2009 and how this decrease contributed to any increase in margins; and

•	a discussion about the impact the increase in generic drug sales has had on your sales returns and allowances as well as the impact of any changes to your product mix and/or customer base.

OUR RESPONSE:

We use a variety of methods to assess the adequacy of our sales returns and allowances (“SRA”) reserves to ensure that our financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves. The estimation process used to determine our SRA provision has been applied on a consistent basis and no material adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates.

A number of factors have impacted the level of SRA as a percentage of gross accounts receivable between March 31, 2009 and March 31, 2010 (the “Period”). These factors include:

•	an increase in sales levels and corresponding accounts receivable balances over the Period for our Distribution segment which has lower levels of SRA relative to our other segments;

•	our acquisition of the Arrow Group of companies on December 2, 2009, an international company primarily included within our Global Generics segment with operations in Western Europe, Canada, Australasia, South America and South Africa, which has lower levels of SRA compared to our domestic generic business; and

•	the timing of the payment of annual rebates which typically occurs in the first quarter of the year.

In our opinion a discussion about the impact the increase in generic drug sales has had on SRA as well as the impact of any changes to product mix and/or customer base would not be meaningful to the reader or individually material to our analysis. Our analysis of material changes in net revenues is included within our Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company sells over 200 product families, none of which individually represents 10% or more of net product revenues. Additionally, the addition of the Arrow Group on December 2, 2009 has resulted in changes in customer mix, product mix and lower levels of SRA which makes a comparison of SRA as a percentage of gross accounts receivable less meaningful over the Period due to these changes within the business. Accordingly, product mix and customer based discussions involving our SRA independent of the overall changes within net revenues would not lead to a meaningful or material analysis of future trends or expected results.

While we do not believe a rollforward of our SRA in tabular format would provide meaningful information on a quarterly basis, we will include additional disclosures of SRA balances included as reductions to our accounts receivable balances and within our accounts payable and accrued liabilities. The additional disclosures we will include in our future quarterly filings on Form 10-Q in disclosure type format will be similar to those provided below for the period ended June 30, 2010:

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

Revenue and Provision for Sales Returns and Allowances

Net revenues and accounts receivable balances in the Company’s condensed consolidated financial statements are presented net of sales returns and allowances (“SRA”) estimates. Certain SRA balances are included in accounts payable and accrued liabilities. Accounts receivable are presented net of SRA balances of $331.6 million and $335.0 million at June 30, 2010 and December 31, 2009, respectively. Accounts payable and accrued liabilities include $95.4 million and $83.6 million at June 30, 2010 and December 31, 2009, respectively, for certain rebates and other amounts due to indirect customers.

Liquidity and Capital Resources, page 30

2.	Please provide us revised disclosure to discuss the impact working capital accounts such as accounts receivables and inventory as well as corresponding reserve accounts have had on operating results and cash flows. In this regard, we note that your provisions for inventory reserves have decreased as a percentage of sales since June 2009.

OUR RESPONSE:

A discussion of the impact of SRA within accounts receivable balances on operating results and cash flows has been addressed in our response above. Our provisions for inventory reserves have decreased as a percentage of sales during the Period due to some of the same factors as the decrease in SRA. These factors include:

•	an increase in sales levels over the Period for our Distribution segment which has lower provisions for inventory reserves as product dating and spoilage are not as significant within that business; and

•	the inclusion of results for the Arrow Group of companies commencing December 2, 2009, resulted in lower inventory reserve provisions as sales within the Arrow Group involve higher levels of outsourced product sales which incur lower inventory provisions compared to locations selling products we manufacture.

In our opinion a discussion about the impact individual movements within reserve accounts for inventory have had on operating results and cash flows would not be meaningful to the reader or individually material to our analysis. Our analysis of material changes in cost of sales is included within our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We respectfully believe existing disclosure is sufficient.

General

3.	Confirm to us that you will include the type of disclosure requested in comments one and two in your future filings beginning with your September 30, 2010 Form 10-Q.

OUR RESPONSE:

To the extent that we have provided additional disclosures above in disclosure type format or future events warrant additional disclosures, we confirm that we will provide these disclosures in our future filings beginning with our September 30, 2010 Quarterly Report on Form 10-Q. Additionally, we confirm we will continue to provide a rollforward and analysis of our SRA in tabular format in our future filings of our Annual Report on Form 10-K.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call Todd Joyce at 973 -355-8300.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ R. Todd Joyce
R. Todd Joyce
Senior Vice President – Chief Financial Officer,